Kirkland Lake Gold and Newmarket Announce Filing of Joint
Management Information Circular

•	Compelling transaction affords multiple opportunities to create sustained, long-term value for both Kirkland Lake Gold and Newmarket shareholders.
•	Combined Company will have more diversified production, superior growth profile, strong balance sheet, and improved market presence positioning it for a potential value re-rating.

Toronto, Ontario and Vancouver, British Columbia – October 31, 2016 – Kirkland Lake Gold Inc. (“Kirkland Lake Gold”) (TSX: KLG) and Newmarket Gold Inc. (“Newmarket”) (TSX: NMI and OTCQX: NMKTF) announce that the Joint Management Information Circular and respective Form of Proxy and Letter of Transmittal have been mailed to shareholders of Kirkland Lake Gold and Newmarket presenting the compelling opportunity the Combined Company provides to create sustained, long-term value for both sets of shareholders.

While these materials will be filed by each of Kirkland Lake Gold and Newmarket under their respective profiles and be available for viewing on the SEDAR website (www.sedar.com) copies of the letters to Kirkland Lake Gold and Newmarket shareholders are included below.

How To Vote

Shareholders must vote their proxy before 10:00 a.m. (Toronto time) on November 23, 2016.

Kirkland Lake Gold shareholders with questions or need help voting are encouraged to contact Kingsdale Shareholder Services at 1-877-659-1824 toll-free within North America, or 1-416-867-2272 (for collect calls outside North America), or e-mail at contactus@kingsdaleshareholder.com.

Newmarket shareholders with questions or require assistance with voting, please contact Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-2011 collect) or by email at assistance@laurelhill.com.

Letter to Kirkland Lake Shareholders

Dear Fellow Kirkland Lake Gold Shareholder:

On behalf of the board of directors, we are pleased to present a very attractive opportunity to shareholders of Kirkland Lake Gold, which we believe will provide our shareholders with significant benefits and potential opportunities not available to Kirkland Lake Gold on a standalone basis.

The Kirkland Lake Gold Board, with the advice of its independent third party financial advisors, unanimously recommends (with the exception of Eric Sprott who did not participate in the board meetings or vote with respect to the business combination) that you vote for the combination of Kirkland Lake Gold and Newmarket Gold Inc. by way of the proposed plan of arrangement, as described in the joint management information circular.

The combination brings together two world-class businesses to create an exciting new mid-tier gold company. Together, the new company (the “Combined Company”), called Kirkland Lake Gold Ltd., will be a high-quality gold producer with low-cost production and superior free cash flow that will benefit from the combined financial and technical capabilities to execute a progressive growth strategy. We believe that combining to create this new mid-tier entity will afford multiple opportunities to create sustained, long-term value for all Kirkland Lake Gold shareholders.

Compelling Advantages for Shareholders of the New Kirkland Lake Gold Ltd.

The opportunity to combine the businesses of Kirkland Lake Gold and Newmarket is a compelling one that the Board believes is far greater than the sum of the parts. With more diversified production, a superior growth profile, a strong balance sheet, improved market presence and proven management and operating teams, we believe the Combined Company is well positioned for a potential value re-rating.

Shareholders should be aware of the benefits of the Combined Company:

•

Creation of a new low-cost, diversified mid-tier gold producer. The business combination with Newmarket is anticipated to result in the creation of a larger, more diversified company with a portfolio of high-quality assets including 7 mines and 5 mills, all located in stable, mining friendly jurisdictions. Gold production from the Combined Company’s operations is expected to surpass 500,000 ounces in 2016, underpinned by three top-tier, long-life producing mines: Kirkland’s Macassa Mine and Taylor Mine located in Ontario, Canada and Newmarket’s Fosterville Mine located in the state of Victoria, Australia. The increased and diversified production profile and the aggregated reserves of the Combined Company should provide shareholders with enhanced leverage to the gold price.

•

Production profile anchored by three high-grade, low-cost operations. The Combined Company is expected to have a significant and growing gold production profile. The combined production in 2016 from the Macassa Mine, Taylor Mine and Fosterville Mine is expected to be over 330,000 ounces, with cash costs of under US$600/oz and AISC below US$800/oz. The diversified production base should reduce the impact of planned and unplanned outages for the Combined Company.

•

Driving growth across two world class mining jurisdictions. The Combined Company is expected to be well positioned for sustainable growth through exploration potential in underexplored, well establish gold camps in Australia and Canada. The combination creates a second operating platform to further evaluate growth opportunities in another stable mining jurisdiction supported by a strengthened balance sheet. The expected cash flow generation of the Combined Company can support accelerated exploration and development or investments to increase production.

•

Stronger financial position. The Combined Company will have a stronger financial position and greater cash resources than Kirkland Lake Gold alone. It will have a cash position of approximately $276 million and significant expected free cash flow generation in 2016 and beyond, which will provide the Combined Company with greater financial strength and flexibility. In addition, the Combined Company will have the ability to cross pollinate best practices to drive cost savings across its portfolio.

Existing Kirkland Lake Gold and Newmarket shareholders will own approximately 57% and 43% of the Combined Company, respectively, on a fully-diluted in-the-money basis, with significant benefits to each that would not be available if each company remained as a standalone.

Recommendation:

The Kirkland Board unanimously recommends that shareholders vote ‘‘FOR’’
the Arrangement Resolution.

What You Need to Do

To combine Kirkland Lake Gold and Newmarket, Kirkland Lake Gold will require approval by 66 2/3 percent of the votes cast by its shareholders as well as the approval of a simple majority of disinterested shareholders.

This means every vote will count no matter how many shares you own. You must vote your proxy before 10:00 a.m. (Toronto time) on November 23, 2016 for it to count.

Kirkland Lake Gold shareholders that have questions or need help voting are encouraged to contact Kingsdale Shareholder Services at 1-877-659-1824 toll-free within North America, or 1-416-867-2272 (for collect calls outside North America), or e-mail at contactus@kingsdaleshareholder.com.

We hope you will join us as we embark on this new era of growth.

Yours very truly,

“Anthony Makuch”

Anthony Makuch
Kirkland Lake Gold Shareholder, President,
Chief Executive Officer and Director

Letter to Newmarket Shareholders

Dear Fellow Newmarket Shareholders:

You are invited to attend a special meeting (the “Newmarket Meeting”) of the holders (“Newmarket Shareholders”) of common shares (“Newmarket Shares”) of Newmarket Gold Inc. (“Newmarket”) to be held at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, at 10:00 a.m. (Toronto time) on November 25, 2016. At the Newmarket Meeting, you will be asked to consider a number of resolutions, as described below, that are required to be approved in connection with the proposed plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act involving Kirkland Lake Gold Inc. (“Kirkland”).

The Arrangement

Newmarket and Kirkland entered into an arrangement agreement dated September 29, 2016 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement and the accompanying Arrangement, the businesses of Kirkland and Newmarket will be combined through the acquisition by Newmarket of all of the issued and outstanding common shares of Kirkland (“Kirkland Shares”) on the basis of Newmarket issuing 2.1053 Newmarket Shares for each Kirkland Share (the “Exchange Ratio”). The Exchange Ratio implies consideration of C$5.28 per Newmarket Share based on the closing price of Kirkland Shares on the Toronto Stock Exchange on September 28, 2016, and represents a premium of 9.4% based on the closing price of the Newmarket Shares on September 28, 2016 and a premium of 22.9% based on the Newmarket Shares’ 20-day volume weighted average price on the Toronto Stock Exchange on September 28, 2016. The implied equity value was equal to C$1.01 billion as of September 29, 2016, the date the Arrangement was announced.

The full text of each of the resolutions approving: (i) the issuance of such number of Newmarket Shares as may be required to be issued pursuant to or in connection with the Arrangement (the “Share Issuance Resolution”); (ii) the amendment of the articles of Newmarket to change its name (the “Name Change Resolution”); (iii) the amendment of the articles of Newmarket to effect the Consolidation (the “Consolidation Resolution”); (iv) the increase in the size of the Newmarket Board to nine directors (the “Newmarket Board Resolution”); (v) the election of each the Newmarket Board nominees specified in the accompanying joint information circular (the “Board Nominees”); and (vi) the authorization of the Newmarket Board to determine the size of the Newmarket Board from time to time (the “Board Delegation Resolution” and together with the Share Issuance Resolution, the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of the Board Nominees, the “Newmarket Resolutions”) is set out in Appendix C to the accompanying joint information circular.

Terms of the Arrangement

As a result of the Arrangement, existing Newmarket Shareholders and existing shareholders of  Kirkland (“Kirkland Shareholders”) will own approximately 43% and 57% of the combined company, respectively, on a fully-diluted in-the-money basis. It is also expected that Newmarket will change its name to “Kirkland Lake Gold Ltd.”, subject to regulatory approval. As part of the Arrangement, Newmarket anticipates completing a 0.475 for 1 share consolidation (the “Consolidation”). Accordingly, registered Newmarket Shareholders will receive a consolidation letter of transmittal explaining how they can receive new Newmarket Shares on a post-Consolidation basis. The Arrangement is currently anticipated to be completed on or about November 30, 2016.

Upon completion of the Arrangement, Eric Sprott will serve as the Chairman of the board of directors of Newmarket (the “Newmarket Board”). The existing Newmarket executive team will resign at the closing of the Arrangement and the Kirkland executive team, led by Anthony Makuch as President and Chief Executive Officer, will be appointed as the officers of Newmarket. Darren Hall, currently Newmarket’s Australian-based Chief Operating Officer will remain with Newmarket and will be appointed as President, Australian Operations. The Newmarket Board will be increased to nine directors and will be reconstituted to include two existing Newmarket directors and seven Kirkland director nominees. Eight of the Newmarket director nominees are expected to be independent.

Benefits to Newmarket Shareholders

This Arrangement is a compelling opportunity for Newmarket Shareholders to participate in the creation of a new growth-oriented, low-cost, diversified mid-tier gold producer with estimated annual production exceeding 500,000 ounces of gold with seven mines and five mills in two of the world’s most stable and prolific mining jurisdictions, namely, Canada and Australia. The expected increase in market capitalization of the combined company, together with a robust, low cost production profile, district-scale property positions in established gold camps, and industry leading executive team and board of directors supports a strong potential for creating significant long-term value for shareholders as a consequence of the Arrangement. In addition, the combined company will boast a strong pipeline of high quality development and exploration projects and will have increased financial strength to better exploit these growth opportunities. I believe that the business combination with Kirkland brings with it an exciting future for Newmarket and our shareholders.

For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the accompanying joint information circular entitled “The Arrangement – Reasons for the Recommendation of the Newmarket Board”.

Vote Requirements

The Share Issuance Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees must be approved by the affirmative vote of a majority of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting and each of the Name Change Resolution, the Consolidation Resolution and the Board Delegation Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Newmarket Shareholders, present in person or represented by proxy and entitled to vote at the Newmarket Meeting.

Should Newmarket Shareholders fail to approve the Share Issuance Resolution by the requisite majority, the Arrangement will not be completed. Approval of the Name Change Resolution, the Consolidation Resolution, the Newmarket Board Resolution and the election of each of the Board Nominees by the Newmarket Shareholders is a condition precedent to completion of the Arrangement in favour of Kirkland. Should Newmarket Shareholders fail to approve these resolutions by the requisite majority, the Arrangement will not be completed, unless such condition precedent is waived by Kirkland. Completion of the Arrangement is also subject to, among other things, the approval of the Arrangement by Kirkland Shareholders, the approval of the Ontario Superior Court of Justice (Commercial List), the approval of the Toronto Stock Exchange and the receipt of all necessary regulatory approvals.

Board Recommendations

After consulting with Newmarket management and with its financial and legal advisors, and after considering, among other things, the opinion of GMP Securities L.P., dated September 28, 2016, to the effect that, as of such date, and subject to the assumptions, limitations and qualifications set out in such opinion, that the consideration to be paid by Newmarket to Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Newmarket, the Newmarket Board has unanimously concluded that the Arrangement is in the best interests of Newmarket and unanimously recommends that Newmarket Shareholders vote FOR the Newmarket Resolutions. See the sections in the accompanying joint information circular entitled “The Arrangement – Recommendation of the Newmarket Board”, “The Arrangement – Reasons for the Recommendation of the Newmarket Board”, “The Arrangement – Newmarket Fairness Opinion” and Appendix H.

Vote your Newmarket Shares Today!

Your vote is very important regardless of the number of Newmarket Shares that you own. If you are a registered Newmarket Shareholder, you are encouraged to complete the enclosed form of proxy and submit it to our transfer agent and registrar, TSX Trust Company, as soon as possible but no later than 10:00 a.m. (Toronto time) on November 23, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Newmarket Meeting.

If you hold Newmarket Shares through a broker, bank, trust company, investment dealer or other financial institution, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Newmarket Meeting.

The accompanying joint information circular contains a detailed description of the Arrangement, as well as detailed information regarding Newmarket and Kirkland as well as certain pro forma financial and other information regarding the combined company after giving effect to the Arrangement. It also includes certain risk factors relating to completion of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Shareholder Questions

If you have any questions or require assistance with voting your Newmarket Shares, please contact our proxy solicitation agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (416-304-2011 collect) or by email at assistance@laurelhill.com.

On behalf of the Newmarket Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We believe that this is a transformational opportunity for both Newmarket and Kirkland, which will generate new opportunities to create significant shareholder value and unlock accelerated growth in  Newmarket’s operations.

We look forward to seeing you at the Newmarket Meeting.

Yours very truly,

“Douglas Forster”
Douglas Forster
Director, President and Chief Executive Officer
Newmarket Gold Inc.

About Kirkland Lake Gold

Kirkland Lake Gold is a Canadian focused, intermediate gold producer with assets in the historic Kirkland Lake gold camp, and east of the Timmins gold camp along the Porcupine-Destor Fault Zone, both in northeastern Ontario. The Company is currently targeting annual gold production of between 270,000 to 290,000 ounces from its cornerstone asset, the Macassa Mine Complex and the Holt Mine Complex which includes the Holt, Holloway and Taylor mines.

The Company is committed to building a sustainable mining company that is recognized as a safe and responsible gold producer with quality assets in safe mining jurisdictions.

About Newmarket

Newmarket is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

For further information, please contact:

Kirkland Lake Gold	Newmarket

Media:	Ryan King
Ian Robertson	VP, Investor Relations
Phone: +1 778-372-5611
Kingsdale Shareholder Services	E-mail: rking@newmarketgoldinc.com
Executive Vice President, Communication Strategy
Direct: +1 416-867-2333; Mobile: +1 647-621-2646
irobertson@kingsdaleshareholder.com

Investors:

Suzette N Ramcharan, CPIR
Kirkland Lake Gold Inc.
Director of Investor Relations
Direct: +1 647-361-0200; Mobile: +1 647-284-5315
E-mail: sramcharan@klgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold and Newmarket with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) expectations regarding whether the proposed transaction will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (ii) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (iii) the potential benefits and synergies of the transaction and (iv) expectations for other economic, business, and/or competitive factors.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold’s and Newmarket’s respective management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold and Newmarket believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms and schedule; the ability of Kirkland Lake Gold and Newmarket to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Transaction; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and Newmarket and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including the Joint Management Information Circular and Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended June 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold and Newmarket have attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold and Newmarket do not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Kirkland Lake Gold Qualified Person and QA/QC

All production information and other scientific and technical information in this news release with respect to Kirkland Lake Gold and its assets were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and were prepared, reviewed, verified and compiled by Kirkland Lake Gold’s mining staff under the supervision of Keyvan Salehi, P.Eng., Kirkland Lake Gold's Vice President of Corporate Development & Technical Services. The exploration programs across the Company’s land holdings were prepared, reviewed, verified and compiled by Kirkland Lake Gold’s geological staff under the supervision of Mr. Doug Cater, P.Geo., the Company’s Vice President of Exploration. All reserve and resource estimates for the Kirkland Lake Properties have been audited and verified, and the technical disclosure has been approved, by the Company’s independent reserve and resource engineer, Glenn R. Clark, P. Eng., of Glenn R. Clark & Associates Limited. Mr. Clark is a ‘qualified person’ under National Instrument 43-101. The QP’s for the mineral reserves and resources outlined under the PDFZ Properties are Doug Cater P.Geo, and Keyvan Salehi P.Eng., the VP Exploration and VP Corporate Development and Technical Services, and not considered independent under NI 43-101. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

Newmarket Qualified Person and QA/QC

All production information and other scientific and technical information in this news release with respect to Newmarket and its assets were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified and compiled by Newmarket’s geological and mining staff under the supervision of Simon Hitchman, FAusIMM (CP), MAIG, Exploration Manager, Newmarket Gold, is a “qualified person” as such term is defined in NationalInstrument 43-101 and has reviewed and approved the technical information and data included in this news release. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

The information in this news release includes the following non-IFRS financial measures: all-in sustaining costs per ounce of gold sold (“AISC”), cash costs per ounce of gold sold, and free cash flow. These financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may also be applying the World Gold Council ("WGC") guidelines, which can be found at http://www.gold.org. Management of Kirkland Lake Gold and Newmarket believe that the use of these non-IFRS measures will assist analysts, investors and other stakeholders of the companies in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the companies’ operating performance, the combined company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis, and for planning and forecasting of future periods. However, AISC does have limitations as an analytical tool as it may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-IFRS measures should not be considered in isolation, or as a substitute for, analysis of the companies; results as reported under IFRS. A reconciliation of certain the non-IFRS measures presented in this news release is contained in Kirkland Lake Gold's most recently filed annual MD&A, which is available on SEDAR at www.sedar.com.